

SECU[illegible] MISSION

07004874

A. [illegible] RT

FORM X-17 A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

3/20

SEC FILE NUMBER
8-66435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TORUS CAPITAL LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
411 WEST PUTMAN STREET
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FINBAR REGAN (914) 907-8940
(Area Code - Telephone Number)


PROCESSING
RECEIVED
MAR [illegible] 2007
SECTION
185

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET, SUITE 1901	NEW YORK	NY 10004	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 4/9

TORUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

TORUS CAPITAL, LLC

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Torus Capital, LLC:

We have audited the accompanying statement of financial condition of Torus Capital, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Torus Capital, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 6, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TORUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Securities owned, at market value	$	7,111,567
Receivable from clearing organization		1,374,601
Office equipment, net of accumulated depreciation of $56,592		61,979
Exchange membership at cost (market value $580,000)		258,650
Other assets		58,995
TOTAL ASSETS	$	8,865,792

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities sold, not yet purchased	$	5,318,437
Cash overdraft		848,865
Accrued expenses		63,544
TOTAL LIABILITIES		6,230,846
Members' equity		2,634,946
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,865,792

The accompanying notes are an integral part of this financial statement.

TORUS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Torus Capital, LLC (the "Company") is a limited liability company formed on March 16, 2004 pursuant to the laws of the State of Delaware. The Company's operations are located in Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and was approved as a member of the Chicago Board Options Exchange ("CBOE") on May 20, 2004 and commenced operations on that date.

The purpose of the Company is to invest in publicly trading securities employing a variety of short-term trading strategies including options, arbitrage and risk arbitrage, and special situations. The Company clears its securities transactions through Goldman Sachs, the clearing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related clearing and execution costs are recorded on the trade date basis. Net trading gains and losses represent the results of trading activity for the year including securities gains and losses, interest paid and received and dividends collected and paid on long and short security positions.

Securities owned and securities sold and not yet purchased are marked to market on the daily basis based on the last sale price on the largest national security exchange on which they are traded. The related gain or loss is recorded in trading profits or losses at that time. The market value of the securities traded on an exchange is the settlement or closing price on the date of determination. The market value of any security not traded on an exchange is valued at the arithmetic mean between the highest bid and the lowest asked prices on the applicable exchange.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from estimated amounts.

Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

Exchange membership, which represents an ownership interest on the Chicago Board of Trade and provides the Company the right to conduct business on the exchange, is recorded at cost.

NOTE 3 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2006:

Securities owned, at market value:	
Corporate stocks	$ 7,002,764
Listed options	108,803
	$ 7,111,567

Securities sold, not yet purchased, at market value:	
Corporate stocks	$ 4,968,985
Listed options	349,452
	$ 5,318,437

Securities owned may be pledged to the clearing broker on terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

NOTE 4 - INCOME TAXES

The Company files its income tax returns as a limited liability company, and as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company trades various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current

NOTE 5 - CONTINUED

market value. At December 31, 2006, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's assets are held in accounts at the clearing broker and therefore, are subject to the credit risk of the clearing broker.

The Company maintains its cash in a back account which, at times, may exceed federally insured deposits. At December 31, 2006, the Company had a bank account overdraft in the amount of $848,865, deposits for which were made subsequent to that date.

NOTE 6 - REGULATORY REQUIREMENTS

As a member of the Securities and Exchange Commission and the Chicago Board of Trade, the Company is required to compute net capital in accordance with SEC net capital rule 15c3-1. This rule requires the maintanence of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital changes from day to day. As of December 31, 2006, the Company had net capital of approximately $1,524,000, which was $1,424,000 in excess of its net capital requirement of $100,000. The aggregate indebtedness to net capital ratio was .60 to 1.

END